Zacks Trust

101 North Wacker Drive, Suite 1500

Chicago, IL 60606

August 10, 2026

VIA EDGAR

Securities and Exchange Commission Public Filing Desk 100 F Street, N.E. Washington, D.C. 20549

Re: Zacks Trust, File No. 333-232634

Request to Withdraw Delaying Amendment

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Zacks Trust (the “Trust”) respectfully requests the withdrawal of the delaying amendment (SEC Accession Number 0001580642-26-004897), as filed with the Securities and Exchange Commission on August 5, 2026 (the “Delaying Amendment”).

The Delaying Amendment was filed pursuant to Rule 473 under the Securities Act with respect to the Trust’s Registration Statement on Form N-14 relating to the reorganizations of the Zacks All-Cap Core Fund and the Zacks Small-Cap Core Fund, each a series of the Trust (the “Acquired Funds”), into the Zacks All-Cap Core ETF and the Zacks Small-Cap Core ETF respectively, as series of the Trust (the “Acquiring Funds”), in exchange for shares of the Acquiring Funds and the assumption by the Acquiring Funds of the liabilities of the Acquired Funds. However, the Delaying Amendment was filed on August 5, 2026 using the incorrect 1933 Act file number.

Pursuant to the requirements of Rule 477 under the Securities Act, the Trust has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

If you have any questions concerning this withdrawal request, please contact Richard Cutshall at 303-572-6527 or Arthur Don at 312-456-8438.

Sincerely,

Very truly yours,

/s/Arthur Don

Arthur Don, Attorney-in Fact